1099 18TH STREET, SUITE 2150 — DENVER, CO 80202 — 303-390-0003 — TELECOPIER: 303-390-0177
303-390-0179
Email: dathayer@jacksonkelly.com
April 29, 2008
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Colorado Goldfields Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-148622
Dear Mr. Schwall:
     Enclosed for filing via EDGAR on behalf of Colorado Goldfields Inc. is Amendment No. 2 to the Registration Statement on Form S-1 (formerly filed on Form SB-2 on January 11, 2008.)
     We have filed this amendment in connection with the Staff’s verbal comment to add disclosure regarding the Company’s recent announcement of its proposed acquisition of a 75% interest in Besmer S.A. of C.V., a Mexican silver mining company. In addition, since the Company has recently filed its Form 10-QSB for the quarter ended February 29, 2008, we have updated the quarterly financial statements and financial disclosure contained in the Registration Statement. Finally, we have updated various information and dates due to the passage of time since the filing of the last amendment.
     Please feel free to contact me if you have any comments or questions.

Very truly yours,
/s/ David A. Thayer

David A. Thayer, Esq.

cc:	Todd C. Hennis & C. Stephen Guyer, Colorado Goldfields Inc. (via email)